RECEIVED

2004 NOV -5 P 4:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045975

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Nov 2, 2004

* Filing No. : 82-3857

LG Electronics SUPPL

Dear Mr. Dudek,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

Merger Decision Nov 2, 2004

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact Financial Planning Group of LG Electronics at (822) 3777-3432.

Sincerely yours,

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

JAYWATT SON
Financing Planning Gr.
LG Electronics Inc.
Tel) 82-2-3777-3432
Fax) 82-2-3777-5304

Merger Decision

1. Method of Merger	● The unlisted company LG IBM Personal Computers Co., Ltd. (LGIBM) will be split into two portions: the LG Electronics business, which corresponds to a portion of the personal computer division of LGIBM (the LGE Business) and the IBM business (the IBM Business), and then the LGE Business will be merged into LG Electronics Inc. (LGE). ● The number of shares issued by LGE in consideration for the LGE Business does not exceed 5% of the total outstanding shares of LGE, so LGE will proceed with the merger in accordance with the small-scale merger procedures in Article 527 of the Commercial Code of Korea (According to Article 527, if the holders of 20% or more of LGE's issued shares oppose the merger, then the small-scale merger procedures do not apply and a general shareholder's meeting must be held to decide on the merger) ● LGIBM will be split into the LGE Business and the IBM Business, each of which will be absorbed, respectively, by LGE and IBM Korea ● The LGE Business of LGIBM will be absorbed into LGE in accordance with the general merger procedures in Article 522 of the Commercial Code of Korea
2. Intent of Merger	Improve management effectiveness and maximize profit through absorbing the LGE Business of LGIBM
3. Merger Ratio	1:0.1011390(Shares of LGE : Shares of LGIBM LGE Business)
4. Details of Calculation	1) Relevant Regulations Observed: ● Enforcement Ordinance to Securities Exchange Law, Article 84:7 ● Enforcement Regulations to Securities Exchange Law, Article 36:12 ● Regulations on the Issue and Public Disclosure of Marketable Securities Article 82 ● Detailed Enforcement Regulations to Regulations on the Issue and Public Disclosure of Marketable Securities, Articles 5 through 9 2) Method: A standard value (base share price) for merger was computed for LGE in accordance with Article 84:7 of the Securities Exchange Law, and Article 36:12 of the Enforcement Ordinance to the same law. Then a standard

	value for merger (intrinsic value) was computed for the LGE Business of the unlisted LGIBM in accordance with Article 84:7 of the Enforcement Ordinance to the Securities Exchange Law, Article 36:12 of the Enforcement Regulations to the Securities Exchange Law, Article 82 of the Regulations on the Issue and Public Disclosure of Marketable Securities and Articles 5 through 9 of the Detailed Enforcement Regulations to the Regulations on the Issue and Public Disclosure of Marketable Securities 3) Calculation Details: ● Per-share valuation of LGE came to 63,200 KRW for LGE (5,000 KRW per share par value) and per share valuation of the LGE Business of LGIBM came to 6,442 KRW (5,000 KRW per share par value), which leads to a merger value of 1:0.1019363 ● This is not very different from the merger ratio of 1:0.1011390, calculated from the net asset value of the LGE Business of LGIBM at the time of the split and merger contract between the two parties LGE and IBM Korea ● 1:0.1011390 is a smaller merger ratio than 1:0.1019363, so it is more beneficial for the minority share holders of LGE ● Therefore we have decided that it is most appropriate to use 1:0.1011390 as the ratio of the merger of the LGE Business of LGIBM into LGE				
5. Shares Issued for Merger	Ordinary Shares	122,834 shares			
	Preferred Shares	0 shares			
6. Object of Merger	Name	LG IBM Personal Computer Co., Ltd LGE Business			
	Major Business	Computer sales			
	Relationship to Company	Affiliate company			
	Recent Results (millions of KRW)	Assets	76,505	Paid-in	11,907
		Liabilities	61,283	Sales	233,402
		Equity	15,222	Net Income	3,315
7. Newly Established Merger Company	None				

8. Merger Timeline	Expected Shareholders' Meeting Date	November 17, 2004
	Term to Submit Old Shares	Not applicable
	Term for Suspension of Trading of Shares	Not applicable
	Term for Creditors to Oppose Merger	November 20, 2004 through December 20, 2004
	Effective Date of Merger	January 1, 2005
	Expected Date To Register Merger	January 3, 2005
9. Details of Shareholder Put	A shareholder put is not granted in small-scale mergers, in accordance with Article 527:3 of the Commercial Code,	
10. Date of Board Resolution	November 1, 2004	
- Attendance by external directors	None in attendance	
- Attendance by audit committee	None in attendance	
11. Notes	● Before the split and merger, LGIBM had issued a total of 4,860,000 shares and the LGE Business of LGIBM corresponds to 49% of LGIBM, or 2,381,000 shares ● Prior to the split and merger, IBM Korea was the beneficial owner of 51% of the shares of LGIBM, so after the split, IBM Korea owns 51% of the shares of the LGE Business of LGIBM ● Since the merger ratio (1:0.1011390) yields a total of 240,852 shares (the number of LGE shares which correspond to the LGE Business of LGIBM), LGE will issue 51% of this number—122,834 shares—to IBM Korea in exchange for the portion of the LGE Business of LG IBM owned by IBM Korea. LGE will not issue 118,018 new shares for the remaining	

	49% of the LGE Business of LGIBM that is already owned by LGE ● The financial information for the LGE Business of LGIBM listed in number 6 above is from the income statement and balance sheet to the financial report generated as of the date of the split (August 31, 2004) and audited by external auditors. These financial statements have been created in accordance with the separation principles agreed upon by the parties to the transaction (these numbers were used because there are no audited financial statements for the preceding year for the LGE Business of LGIBM) ● The Expected Shareholders' Meeting Date in 8 above is the date of the board of directors' meeting which will take the place of a shareholders' meeting ● Other timeline items: - Merger Contract Date: November 1, 2004 - Date for Confirmation of Shareholder Status: November 1, 2004 - Merger Public Announcement Date: November 2, 2004 - Last Date to Register Opposition to Merger: November 16, 2004 - Date of Announcement for Creditors to Register Opposition: November 19, 2004 - End of Procedures to Protect Creditors: December 20, 2004 ● In accordance with LGE's rules governing meetings of the board of directors, a decision by the CEO has been substituted for a decision by the board of directors ● The above dates are subject to change depending upon the timeliness of approval by relevant bodies and processing of the merger